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Exhibit 99.(a)(iv)

Northwest Airlines Corporation
Pilot Stock Option Exchange Program
Confirmation of Participation

Employee Number:

Employee Name:

        You have successfully submitted your stock option exchange election. You may revoke your election at any time prior to the 5 P.M. Central Time deadline on July 30, 2003 by submitting a Change in Election form.

        You have voluntarily accepted the stock option exchange offer outlined in the Company's Offer to Exchange dated June 27, 2003. You understand that, as stated in your acceptance, unless you revoke your election before 5 P.M. Central Time on July 30, 2003 (or a later expiration date if the Company extends the offer), your election will be irrevocable and, if accepted by the Company, all of your Eligible Options and/or Stock Appreciation Rights will be cancelled in their entirety on July 31, 2003, or a later date if the Offer is extended, and exchanged for Replacement Stock Options or Stock Appreciation Rights.

        Please retain this confirmation for your records.

        If you have any questions regarding the above, please submit your questions in writing via email to exchangeoffer@nwa.com, via fax to (612) 726-3509, or via hand delivery or overnight courier to Northwest Airlines, Inc., Human Resources, Dept. A1420, 2700 Lone Oak Parkway, Eagan, MN 55121-1534, Attn: Pilot Stock Option Exchange Program and reference the Pilot Stock Option Exchange Program.

Northwest Airlines Corporation
Date / Time

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  Exhibit 99.(a)(iv)
Northwest Airlines Corporation Pilot Stock Option Exchange Program Confirmation of Participation